SMART TIRE RECYCLING INC.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

SMART TIRE RECYCLING INC.

TABLE OF CONTENTS

Rosenberg Accountancy LLC
Certified Public Accounting

Bakery Square II
6425 Living Place - Suite 2095
Pittsburgh, PA 15206-5122

Phone: 412-450-6044
Fax: 412-564-3100
www.rosenbergaccountancy.com

jon@rosenbergaccountancy.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Smart Tire Recycling Inc.

Pittsburgh, PA

I have reviewed the financial statements of Smart Tire Recycling, Inc. which comprises the balance sheet as of December 31, 2019 and 2018, and the related statements of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review included primarily applying analytical procedures to the management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jonathan Rosenberg, CPA

Pittsburgh, PA
September 16, 2020

SMART TIRE RECYCLING INC.
BALANCE SHEET
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash in Bank	$ 5,740	$ 13,536
Total current assets	5,740	13,536
FIXED ASSETS		
Equipment	22,599	599
Less: accumulated depreciation	(3,522)	(292)
Total fixed assets	19,077	307
OTHER ASSETS		
Patent	9,777	9,777
Total Assets	$ 34,594	$ 23,620
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable (Note 4)	70,000	20,000
Accrued Interest (Note 4)	5,061	1,928
Due to Stockholder	$ 1,570	$ 1,570
Total current liabilities	76,631	23,498
STOCKHOLDERS' EQUITY		
Common stock (Note 3)	-	-
Preferred stock (Note 3)	1,892	1,432
Additional Paid in capital	254,858	204,368
Retained earnings/(deficit)	(298,787)	(205,678)
Total equity	(42,037)	122
Total liabilities and shareholders' equity	$ 34,594	$ 23,620

See independent accountant's review report and accompanying notes to financial statements

SMART TIRE RECYCLING INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Sales	$ -	$ -
Operating Expenses		
Advertising	$ 500	$ -
Auto and parking	231	40
Bank charges	81	69
Computer and Internet	107	-
Consulting	-	1,555
Contracted work	27,737	42,169
Depreciation expense	3,230	86
Design work	100	-
Donations	360	-
Interest expense	3,133	2,758
Machine parts	13,110	44,223
Marketing	-	117
Meals and entertainment	184	62
Moving expenses	-	96
Office supplies	1,163	3,687
Penalties	-	307
Legal and professional fees	15,465	10,049
Rent	23,200	14,500
Telephone	496	468
Travel	1,204	203
Utilities	2,095	1,914
Web hosting	713	313
Total expenses	93,109	122,616
Net loss	(93,109)	(122,616)

See independent accountant's review report and accompanying notes to financial statements

SMART TIRE RECYCLING INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM AUGUST 12, 2016 TO DECEMBER 31, 2019

	Common Stock		Preferred Stock		Shares Redeemed or Converted	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at inception		-						
Net loss								
2016	1,060,000	-	-	-	-	60,100	(20,729)	
2017			21,008	250		24,750	(62,333)	
2018	12,500		118,235	1,182	(20,000)	139,518	(122,616)	
	1,072,500		139,243	1,432	(20,000)	224,368	(205,678)	122
2019			46,046	460	(50,000)	100,490	(93,109)	
	1,072,500		185,289	1,892	(70,000)	324,858	(298,787)	(42,037)

See independent accountant's review report and accompanying notes to financial statements

SMART TIRE RECYCLING INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019		2018
NET CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	$	(93,109)	$	(122,616)
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation		3,230		86
Net cash used by operating activities		(89,879)		(122,530)
CASH FLOWS FROM INVESTING ACTIVITIES				
Patent		-		(9,337)
Capital expenditures		(22,000)		-
Net cash used by investing activities		(22,000)		(9,337)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in notes payable		50,000		20,000
Increase in accrued interest		3,133		1,928
Decrease in loan from shareholder		-		(880)
Increase in stockholders' capital (net)		50,950		120,700
Net cash provided by financing activities		104,083		141,748
INCREASE (DECREASE) IN CASH		(7,796)		9,881
Cash at beginning of year		13,536		3,655
Cash at end of year	$	5,740	$	13,536
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	3,133	$	2,758

See independent accountant's review report and accompanying notes to financial statements

SMART TIRE RECYCLING INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31 2019 AND 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Smart Tire Recycling Inc. is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Business Activity – Smart Tire Recycling Inc. is engaged in developing a process to fully recycle used tire rubber and sell the recovered materials, predominantly carbon black as well as steel, syngas and oil. The Company has acquired 2 patents to improve its processes and has developed another patent which is pending. In addition to the sales of materials, the Company can also license its technology to major tire shredders. The Company was incorporated as an S corporation on October 23, 2015 in Pennsylvania and changed its filing status to a C corporation on August 12, 2016. It is headquartered in Pittsburgh, Pennsylvania.

Risks and Uncertainties – The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions; such factors may include recession, pestilence and competition. These adverse conditions could affect the Company's financial position and the results of its operations.

Cash and Cash Equivalents – The Company considers short-term highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts.

Inventory – The Company does not, as yet, hold inventory. Any raw materials are used to perfect recycling and recovery processes.

Property and Equipment – Property and Equipment is recorded at cost and is depreciated using straight line methods over estimated useful lives for both tax and book purposes. Equipment is depreciated over 5-7 years. Repairs and maintenance are capitalized or charged to operating expenses as incurred, in accord with Rev Proc 2015-20.

Intangible Assets – The Company has acquired 2 patents and another patent is pending. Legal fees and other costs associated with obtaining these patents are capitalized. The Company is not currently amortizing these assets.

Income Taxes – Income taxes will be determined in accordance with ASC Topic 740, "income Taxes." Under this method, deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company is carrying forward its accumulated losses to reduce taxable income in future years.

Revenue Recognition - The Company currently has no revenue, but will recognize revenue upon delivery of goods or services and when the revenue amount is fixed or determinable.

Research and Development – Research and development costs are expensed as incurred and are currently reflected in the balances of contracted work and machine parts.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company, its officers, or its stockholders.

NOTE 3 – CAPITAL STRUCTURE

As of December 31, 2019, the Company is authorized to issue 2,500,000 shares of Common Stock, no par value of which 1,060,000 shares are issued and outstanding, 200,000 shares reserved for the option plan, of which 12,500 have been issued, and 500,000 shares of Preferred Stock, par value $0.01 of which 185,289 shares of Series Seed Preferred are issued and outstanding. The past price of the Preferred Stock was $1.19 per share.

NOTE 4 – NOTES PAYABLE

Preferred Stock is convertible into an interest bearing note. 2 conversions have taken place:

Investment	Conversion Date	Interest Rate	Accrued Interest
$50,000	8/31/2019	8%	$1,333
$20,000	12/5/2017	9%	$3,728

NOTE 5 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is raising up to $750,000 in a series seed round financing. The purpose of this is to complete critical testing data needed for solicitation of customer orders and to purchase plant and equipment for a demonstration plant. 401,069 shares will be offered and each share will be valued at $1.87.

The Crowdfunded Offering is being made through Wefunder (the intermediary). The intermediary is entitled to receive a 6.5% commission fee of the amount raised through this offering.

Management's Evaluation

Management has evaluated subsequent events through Sepember 16, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.